PRESS RELEASE

CEO OF STOP & SHOP AND
GIANT FOOD ANNOUNCES
RETIREMENT

Amsterdam, The Netherlands, February 27, 2006 - Ahold announced today that Marc Smith, CEO of Ahold's Stop & Shop/Giant-Landover Arena, is to retire.

He will remain in position for a period of time to allow for an effective transition. The precise timing of his departure will be determined as the transition progresses and by the needs of the company. The timeframe is expected to be several months. A search, both internally and externally, is underway for his successor.

During the transition period, Marc will continue as CEO, managing the day-to-day operations of Stop & Shop and Giant. In addition, Anders Moberg, CEO and President of Ahold, will take a direct role in managing the transition process.

Marc has been the CEO of Stop & Shop since 2000 and assumed responsibility for Giant in 2004. He joined the company in 1988. Commenting on his time at the company, Marc said: "The strength of Stop & Shop and Giant resides in its people. It's been a privilege and a pleasure to lead and support them. I am proud of what we have been able to accomplish together in the nearly two decades I have been part of the company."

Anders Moberg said today: "I want to thank Marc for his immense contribution to the company. His knowledge of the business, dedication, and leadership have been instrumental in the development of Stop & Shop as a market leader, and as one of the cornerstones of Ahold. By taking on the additional responsibility of integrating Giant, he has built a sound foundation for moving Giant forward. Marc has given his all for the company and its associates. I respect his decision, and I wish him and his family the best of success for the future."

                                                                         2006005

Ahold Press Office: +31 20 509 5343

DISCLAIMER
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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